Filed by Khosla Ventures Acquisition Co II.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Khosla Ventures Acquisition Co. II

Commission File No. 001-40246

Business Insider – July 6, 2021

Nextdoor raises $686 million at an implied valuation of $4.3 billion and says it will go public via a SPAC

Nextdoor CEO Sarah Friar Photo By Stephen McCarthy/Sportsfile via Getty Images

•	Nextdoor, the social network for neighbors, plans to go public at a valuation of $4.3 billion.

•	It aims to list on Nasdaq by merging with a blank-check company owned by Khosla Ventures.

•	The merger will generate $686 million for Nextdoor.

•	See more stories on Insider’s business page.

Nextdoor, the social network for neighbors, is to go public via a blank-check merger at an expected valuation of $4.3 billion.

The company plans to list on the Nasdaq exchange through a reverse merger with a special purpose acquisition company ( SPAC) operated by Khosla Ventures, and will raise $686 million in doing so, it said Tuesday.

Nextdoor, founded in 2011, allows neighbors to plan events and discuss local issues, among other things. The Nextdoor network operates in 275,000 neighborhoods, the company says.

Nextdoor said Tuesday that it hopes to use the proceeds of the deal to grow its user base and ramp up monetization of its platform for small businesses.

Investors in Nextdoor’s latest fundraising include T. Rowe Price, Soroban Capital, and Baron Capital Group. Axel Springer, Insider’s parent company, is also an investor in Nextdoor.

Nextdoor had been considering going public either through a direct listing or a SPAC — also known as a blank-check company — since last year, Bloomberg first reported, citing unnamed sources close to the matter.

The deal announced Tuesday is subject to approval by Khosla shareholders and is expected to close in the fourth quarter of 2021.

Nextdoor raised $393 million in venture capital funding, according to data from Crunchbase.

Axel Springer, Insider Inc.’s parent company, is an investor in Nextdoor.

Disclosure: Axel Springer is Business Insider’s parent company.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Nextdoor, Inc. (“Nextdoor”) and Kholsa Ventures Acquisition Co. II (“KVSB”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of KVSB’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, the registration statement on Form S-4 and other documents filed by KVSB from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Nextdoor and KVSB assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Nextdoor nor KVSB gives any assurance that either Nextdoor or KVSB will achieve its expectations.

Additional Information and Where to Find It / Non-Solicitation

In connection with the proposed transaction, SPAC intends to file a proxy statement with the U.S. Securities and Exchange Commission (“SEC”). The proxy statement will be sent to the stockholders of SPAC. SPAC and Target also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of SPAC are urged to read the proxy statement and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the proxy statement and all other relevant documents filed or that will be filed with the SEC by SPAC and Target through the website maintained by the SEC at www.sec.gov.

Participants in Solicitation

SPAC and Target and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from SPAC’s stockholders in connection with the proposed transaction. Information about SPAC’s directors and executive officers and their ownership of SPAC’s securities is set forth in SPAC’s filings with the SEC. To the extent that holdings of SPAC’s securities have changed since the amounts printed in SPAC’s Registration Statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

These communications do not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.